INVEST IN **LIFEBRIDGE 10000, LLC**

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Transforming metastatic cancer from a terminal prognosis to a manageable disease like diabetes

PITCH VIDEO   INVESTOR PANEL



lifebridge10000.com   Longwood FL

Technology   Science   Healthcare   Social Impact   Tech

OVERVIEW   UPDATES   WHAT PEOPLE SAY 7   ASK A QUESTION 1

Highlights

1. Our device can extend the proven benefits of Tumor Treating Fields (TTF) therapy to patients with metastatic cancer
2. On any given day 500,000+ cancer patients could be helped by our therapy. Without it they will die
3. Value creation! Tumor Treating Fields has experienced explosive growth up 736% since 2018 (Forbes)
4. We solve the limitations of the current therapy. 2 U.S. Patents 3rd pending. Pending in 36 counties

Our Team



Peter F Travers CEO and Founder, Managing Member of LifeBridge

He has a BA in communication from UCF. His first company was a medical ed firm that sold materials he created. He designed a marketing program that sold the training products to 3,000 hospitals.



Lee Zehngebot M.D. Medical Advisor

Dr. Lee Zehngebot has served as the Director of Clinical Research, Florida Hospital Cancer Institute in Orlando since 2007 and has participated as Principal Investigator and Co-Investigator on numerous clinical studies. Medical advisor to the company



Ken Watkins Founding Member and Chief Technologist

Mr. Watkins has 40 years of experience in the electronic engineering field, including 17 with Northrop Grumman Corp. While at Northrup he was responsible for 30 electrical engineers.

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Pitch




Company Purpose



LifeBridge can transform metastatic cancer from a terminal condition into a manageable chronic disease like diabetes via our patented ATTF system

LIFEBRIDGE 10000

"Because they have more life to live…"

GLOBAL METASTATIC CANCER

Problem

24M — Global cancer patients with 36 months to live…

21.6M (90%) — 90% of these patients die from metastatic disease, not the primary tumor!

- 90% of all cancer deaths are from metastatic disease.
- All forms of therapies fail these patients including chemo, radiation and surgery.
- Deaths are often excruciating.
- Patients and their doctors are desperately seeking high quality extended life



Solution

Adaptive Tumor Treating Fields (ATTF) by LifeBridge 10000

- ✓ No side affects- patients work, free to live life
- ✓ Core therapy successfully tested on 18 tumor types (can treat millions of patients)
- ✓ Patent protected improvements revolutionizes present TTF therapy
- ✓ We offer the only TTF therapy designed for the metastatic patient
- ✓ Uniquely addresses cancer patients who continue to remain underserved, yet account for 90% of all cancer deaths

Why Now?

LIFEBRIDGE 10000

NOVOCURE IS OUR ONLY TTF COMPETITOR
$500M SPENT BUILDING THE TTF MARKET
KEY PATENTS EXPIRING BY 2025

LifeBridge Fast Follower Strategy

- **Exclusive, irrevocable license to all ATTF patents, 17+ years left**
- **Leverages TTF Established Credibility**
- **Proven Go-To Market**
- **Metastatic = Blue Ocean Opportunity**
- **Huge Demand by people running out of options – literally life or death**
- **Low Price Elasticity**



NOVOCURE

(Market Cap)

4/2016 $1.2B

4/2021 $13.5B


Novocure Share Price
$14
$8
$20
$33
$75
$173

- **Novocure has secured 3rd party payment globally for TTF**
- **Formally shown interest in LifeBridge**
- **Doesn't have a solution for diffuse metastatic disease**

Market Size

TOTAL ADDRESSABLE MARKET (TAM): *GLOBAL METASTATIC CANCER*

24M — Global cancer patients with 36 months to live

6M — Prime candidates for receiving ATTF therapy. (after removing for age, life expectancy, types of cancer, etc.)

A: **SELF-PAY MARKET**

90K — Patients who can self-pay

Addressable by 2022-3

$7B+ (100% Self-pay revenue)

B: **THIRD-PARTY PAY MARKET**

300K — Patients eligible for 3rd party-payment

Addressable by 2025

$23B+ (TAM 3rd party-pay revenue)

NOTE: *TTF has already achieved 3rd party reimbursement globally →*

Competition for LifeBridges ATTF Therapy

COMPETITVE THERAPIES USED TO TREAT METASTATIC DISEASE

- **Radiation**: The more advanced the disease the more radiation is used to minimize suffering not for prolonging life – (Nausea, vomiting, extreme tiredness, etc.)
- **Chemo Therapies**: can be used on metastatic disease until the end, but all eventually fail (overall poor quality of life, nausea, vomiting, fatigue, can cause nerve damage, hair loss, may cause cognitive dysfunction, etc.)
- **Surgery:** Not a primary therapy for metastatic disease
- **Immune Therapy:** Experimental (Fatigue, diarrhea, fever, nausea, inflammation of the lungs, etc.)
- **All of the Above:** Quality of life endured is so poor metastatic patents ask themselves "Is it worth it"
- **Novocure Fixed Tumor Treating Fields :** Unable to treat metastatic disease in two or more locations (which is most metastatic cancer patients…)
  - However TTF has no significant side affects other than minor skin irritation…

ALL THESE FAIL THE METASTATIC PATIENT… SO MILLIONS OF PATIENTS DIE…
→ LIFEBRIDGE IS BUILT FROM THE GROUND UP TO TREAT THEM!

Competition Continued

Only 2 companies control TTF patents: Novocure & **LifeBridge 10000**

Novocure's 16 blocking patents are aging/expiring rapidly

Source: Google Patents

Anticipated Expiration Year	2021	2022	2023	2024	Total expired by 06/18/2024
Number of Novocure Patents Expiring	2	5	3	6	16

Once these patents expire, LifeBridge will have freedom to operate in US
All LifeBridge Controlled Patents Have 17 to 20 Years Remaining!

Product

LIFEBRIDGE LB10000 SYSTEM







Key Milestone Achievements:

- Human wearable production device completed
- 2 core US patents issued
- Issued patents in: Japan. Australia, Chile, China, and Luxembourg
- Additional patents pending globally
- All IP is company owned

- ✓ *FDA pre-sub meeting resulting in the acceptance of our innovative and low-risk clinical trial strategy*
- ✓ *FDA granted our pilot study a "Basket Trial" status: saving us millions of $, simplifying trial recruitment, shaving years off our pipeline vs one cancer at a time.*

Revolutionary PERSONALIZED Targeted Therapy!

REVENUE PLAN ($M)
medical tourism


oncologists
0
0
6
12
36
51
72
ttotal patients
0
0
54
187
485
1050
2250
$4.0M Capital infusion at present valuation
Additional Capital infusion at multiple of present valuation due to Successful Pilot Study
$1.5
$9.7
$27.5
$60.6
$128.0
2020-22
2023
2024
2025
2026
2027
2028

The above represent forward looking statements and cannot be guaranteed

GROSS MARGIN

- Each LifeBridge ATTF system (LB10000) has a commercial life of 12 patient-months.
- Average Net Gross Margin = 80% at early production levels.
- This is in line with industry comps.

Gross margin will increase with growth in production rates, regular product cost reductions and wider third-party reimbursement coverage

NET PRODUCT GROSS MARGIN


COGS
20%
Gross Margin 80%

Team Continued

LIFEBRIDGE 10000 ADVISORY BOARD AND ADVISORS



Dianna Latour

Operating Partner for LFE Capital



Scott Hubbard

Business Development Manager at Strategis Consulting, LLC



Avi Roop

Chairman of the Board and CEO of Miret Surgical Inc



Mike Winegar

Winegar Consulting

Regulatory Affairs Strategy

Our team has put over 60 Devices through the FDA Approval Process


Use of Series A
FUNDS
13%
New Patents, Legal, Software
30%
Operational & Personnel Expenses for 30 Months
$4M
RAISE
45%
Completion of IDE, ATTF Systems for Animal Study & Human Pilot
12%
36 Patient Pilot Trial Expenses

We are only raising up to $250k in this Wefunder offering. See accompanying Form C for our use of proceeds.

The Opportunity

- Tumor Treating Fields are prescribed and reimbursed globally
- Effective against 18+ types of cancer (clinical and pre-clinical studies)
- Novocure currently the only TTF provider (over $463M revenue from single cancer)
  - Key patents expiring by 2025
  - Metastatic disease not addressed in their 10 year pipeline
- Metastatic disease kills 90% of cancer patients, not primary tumors
  - Yet only 5% - 7% of R&D spend on Metastatic treatments
- LifeBridge's patented system designed from the ground up to treat metastatic disease
- Successful $1.2M seed round closed, $4.0M A round opened
- This will fund animal safety study, human pilot & all operations for 24 months

LifeBridge uniquely positioned to address $23B underserved metastatic patient population with its patented Adaptive Tumor Treating Field (ATTF) system!